UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

February 19, 2025

SLINGSHOT USA, LLC
(Exact name of issuer as specified in its Certificate of Formation)

Delaware	87-3004954
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1209 Orange Street Wilmington, DE 19801
(Full mailing address of principal executive offices)

+27(60) 786-9759
(Issuer’s telephone number, including area code)

Preferred Units
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On February 19, 2025, Slingshot USA, LLC (the “Company”) executed and entered into the Second Amended and Restated Operating Agreement (the “Second A&R Agreement”), replacing the First Amended and Restated Operating Agreement dated March 6, 2024 (the “Prior Agreement”), in its entirety. The Second A&R Agreement, among other things, authorizes 45,000,000 Series PA Preferred Units; introduce independent manager position to the Board.

Item 9. Commercial advisor

On February 19, 2025, the Company contracted Stuart Baxter as a Commercial Advisor. Stuart brings vast experience, having previously held the position of President of International Distribution at eOne and various other non-executive and advisory roles.

Exhibit Index

Exhibit No.	Description of Exhibit
1.1	Form of First Amended and Restated Operating Agreement of Slingshot USA, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Slingshot USA, LLC

By: /s/ Bernardus Lans

Chief Financial Officer

February 19, 2025

EXHIBIT 1.1

Form of First Amended and Restated Operating Agreement of Slingshot USA, LLC

[please see attached]